UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MathStar, Inc.

(Name of Subject Company)

MathStar, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Douglas M. Pihl

Chairman, President and Chief Executive Officer

19075 NW Tanasbourne Drive, Suite 200

Hillsboro, Oregon  97124

(503) 726-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michele D. Vaillancourt	Karen V. Bertulli
Winthrop & Weinstine, P.A.	Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500	225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 604-6400	(612) 604-6400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Explanatory Note

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the “Statement”), originally filed by MathStar, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 12, 2009, as amended on June 26, 2009 and July 2, 2009, relating to the unsolicited offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated June 1, 2009, and as amended on June 22, 2009, July 1, 2009 and July 6, 2009 (as further amended or supplemented from time to time, the “Schedule TO”), to acquire all of the 9,181,497 outstanding shares of common stock (the “Shares”), par value $0.01 per share, of the Company (the “Common Stock”), at a net price per Share equal to $1.25 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto from time to time, the “Offer”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged. All references herein to page numbers refer to the printed Schedule 14D-9 dated June 12, 2009 sent by the Company to its stockholders.

Item 2. Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person” is hereby amended by restating the first paragraph beginning in the middle of page 1 under the heading “The Offer” in its entirety as follows:

This Statement relates to the unsolicited tender offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), which was newly organized for the purpose of making such offer, to acquire all of the 9,181,497 of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a net price per Share equal to $1.25 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the third paragraph beginning at the bottom of page 1 under the heading “The Offer” in its entirety as follows:

The Offer was commenced on June 1, 2009 and is presently scheduled to expire at 11:59 P.M., New York City time, on Monday, July 20, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, the Purchaser being satisfied, in its reasonable discretion, that (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least 3,000,000 Shares; (ii) no takeover defenses (such as a “poison pill” shareholder rights plan, a staggered board of directors, an increase in the size of the Company’s Board of Directors from its current five members, or any issuance of preferred stock) exist for the Company; (iii) the Purchaser will control the Company’s Board of Directors immediately after the Offer is consummated (which condition was waived by the Purchaser, but the Purchaser has reserved the right (but is not obligated) to commence a solicitation of proxies or written consents from the Company’s stockholders in order to remove each member of the Company’s Board of Directors and to replace such directors with nominees selected by the Purchaser); (iv) the Company retains a minimum of $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the total stockholders’ equity of the Company is at least $14 million immediately prior to the expiration of the Offer.

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the first bulleted subparagraph on page 2 under the heading “The Offer” in its entirety as follows:

•      There having been validly tendered and not withdrawn prior to the expiration of the Offer at least 3,000,000 Shares (the “Minimum Tender Condition”).

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby amended by restating in its entirety the sole paragraph in the section entitled “Consideration Payable Pursuant to the Offer” on page 4 as follows:

If the Company’s directors and executive officers, each of whom is identified on Annex A hereto, were to tender any Shares they own pursuant to the Offer, they would receive $1.25 net per Share in cash on the same terms and conditions as the other stockholders of the Company tendering Shares in the Offer. As of June 10, 2009, the directors and executive officers of the Company beneficially owned 486,665 outstanding Shares in the aggregate (excluding warrants and options to purchase Shares, which are addressed below under the section entitled “Potential Payments upon Termination or Change in Control”). If the directors and executive officers of the Company were to tender all such Shares owned by them in the Offer, and the Purchaser accepted for purchase and purchased such Shares, the directors and executive officers would receive approximately $608,331 in the aggregate. As discussed below under “Item 4.—The Solicitation or Recommendation,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer. In addition, to the knowledge of the Company, Mr. Douglas M. Pihl and Mr. John M. Jennings, who are the only executive officers of the Company, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in their entirety the last sentences of the second, third and fourth full paragraphs in the subsection “Incentive Awards and Warrants” in the section entitled “Potential Payments upon Termination or Change in Control” on page 5 as follows:

(second paragraph)  The remaining options held by the Company’s non-employee directors as of June 10, 2009, consisting of options to purchase a total of 33,667 Shares, had exercise prices above the $1.25 Offer Price.

(third paragraph)  All of these options have exercise prices above the $1.25 Offer Price.

(fourth paragraph)  The warrants have an exercise price of $24.00 per Share, which is greater than the $1.25 Offer Price.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in its entirety the chart (including footnotes) in the subsection entitled “No Termination of Employment” in the section entitled “Potential Payments upon Termination or Change in Control” on page 6 as follows:

Name	Acceleration of Vesting of Options ($)(1)		Total ($)

Douglas M. Pihl	—		—

Benno G. Sand	530	(2)	530

Merrill A. McPeak	530	(2)	530

Michael O. Maerz	530	(2)	530

Richard C. Perkins	1,850	(3)	1,850

John M. Jennings	—		—

(1) Of the options to purchase Shares held by the Company’s directors and executive officers, options to purchase 47,000 Shares were vested and options to purchase 20,667 Shares were not vested. No value is recognized or shown for options or warrants with exercise prices above the $1.25 Offer Price.

(2) Consists of the difference between the $0.72 exercise price of the options held by each of such individuals and the $1.25 Offer Price, multiplied by the 1,000 Shares subject to each of such options.

(3) Consists of the difference between the $0.88 exercise price of the options held by Mr. Perkins and the $1.25 Offer Price, multiplied by the 5,000 Shares subject to such options.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in its entirety footnote 2 of the chart in the subsection entitled “Qualified Termination of Employment” in the section entitled “Potential Payments upon Termination or Change in Control” on page 6 as follows:

(2)  The options have no value, as their exercise prices are greater than the $1.25 per Share Offer Price.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” is hereby amended by restating in its entirety the first sentence of first full paragraph of the section entitled “Intent to Tender” on page 7:

In light of (i) the Purchaser’s cash offer of $1.25 per Share and (ii) the Board’s recommendation, to the Company’s knowledge, after making reasonable inquiry, the directors and executive officers of the Company do not currently intend to tender or sell Shares held of record or beneficially owned by them to the Purchaser in the Offer.

“Item 4. The Solicitation or Recommendation” is hereby amended by adding the following paragraphs at the end of the section entitled “Purposes of the Offer and Plans, Proposals or Negotiations” on page 9:

On July 6, 2009, the Purchaser issued a press release announcing that it had revised its Offer by increasing the per Share Offer Price to $1.25, by extending the Expiration Date until 11:59 P.M., New York City time, on Monday, July 20, 2009, and by decreasing the number of Shares needed to meet the “Minimum Tender Condition” to 3,000,000.

On July 6, 2009, the Purchaser filed with the SEC an amendment to its Tender Offer Statement on Schedule TO reflecting the revised terms of the Offer of increasing the per Share Offer Price, extending the Expiration Date and decreasing the number of Shares required to meet the Minimum Tender Condition.

“Item 4. The Solicitation or Recommendation” is hereby further amended by restating in its entirety the second bulleted paragraph on page 10 under the section entitled “Reasons for the Board’s Recommendation” as follows:

•              The Purchaser’s $1.25 per Share Offer is less than the estimated $1.40 liquidation value of the Company and thus is financially inadequate. As of March 31, 2009, the Company had cash, cash equivalents and long-term investments of approximately $14,782,000. After full payment of the Company’s outstanding obligations for its leased space and its contractual obligations for design tool leases, and assuming liquidation expenses of approximately $500,000, the liquidation value per Share would be approximately $1.40. This does not take into account revenue from any sales of the Company’s existing inventory of field programmable object array (“FPOA”) chips or its FPOA technology, neither of which can be assured.

“Item 4. The Solicitation or Recommendation” is hereby further amended by restating the penultimate sentence of the fourth bulleted paragraph under the subheading “The Purchaser does not explain how it would deal with the issues presented by Section 203 of the DGCL” on page 11 in its entirety as follows:

•              As proposed, the acquisition by the Purchaser of approximately 33% of the Company’s Shares in the Offer would cause the Purchaser to become an “interested stockholder” under Section 203 of the DGCL.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No.	Description
(a)(7)	Press release issued by the Company on July 7, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MathStar, Inc.

By:	/s/ Douglas M. Pihl
Name:	Douglas M. Pihl
Title:	Chairman, President and Chief Executive Officer

Dated: July 7, 2009